Intrepid Technology and Resources, Inc.

501 West Broadway, Suite 200

Idaho Falls, Idaho 83402

March 09, 2007

Mr. Rufus Decker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Via EDGAR Correspondence

RE:

Form 10-KSB for the Fiscal Year ended June 31, 2006

Forms 10-QSB for the Fiscal Quarters ended September 30 and

December 31, 2006

File No. 30065

Dear Mr. Decker:

We have received and reviewed your faxed letter of February 28, 2007.  For your convenience, we have included your comments in italics while our responses are in bolded “black-line” form.

Form 10-KSB for the year ended June 30, 2006

Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Property and Equipment, page 22

2.

Your property and equipment represent the majority of your total assets. However, you did not disclose the estimated useful lives of your long-lived assets. Please disclose the estimated useful lives for the major classes of property and equipment that are disclosed in Note 4.

We will change our wording to read as follows:

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized and depreciated over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.  Estimated useful lives are as follows:

Digester plants & equipment

10 to 39 years

Office furniture and fixtures and vehicles

3 to 7 years

Revenue Recognition, page 23

3.

You disclosed that you have a 15-year supply agreement with a local utility for biogas products. However, you do not appear to have disclosed how you recognize revenue under this supply agreement. Please disclose your revenue recognition policy with respect to the supply agreement with the local utility. Please refer to SAB topic 13:A.

4.

Please disclose your accounting policy for recognizing anticipated losses on contracts accounted for using the percentage-of-completion. Please refer to paragraphs 85-89 of SOP 81-1.

We will change our wording to read as follows:

Revenue Recognition

The Company's revenues result primarily from contracts, which are substantially short term, with the U.S. Government, commercial customers, state and local governments, or from subcontracts with other contractors engaged in work with such customers.  The Company performs under a variety of contracts, some of which provide for reimbursement of costs plus fees, and others, which are fixed-price (typically very short-term) or time-and-materials, type contracts.  Revenue and fees on the reimbursement of costs plus fees and time-and-material contracts are using the percentage-of-completion method of accounting, primarily based on contract costs incurred to date compared with total estimated costs at completion.  When contracts using the percentage-of-completion method of accounting are determined to result in a loss, the entire amount of the estimated ultimate loss is accrued in the period the loss is determined.  Revenues and fees on the fixed price contracts are recognized based on contract deliverables or other milestones accomplished as of the end of the period.

Revenue is recognized from biogas product sales when the gas is delivered to the customer.  The Company believes that biogas revenues should be recognized at this time because ownership of the biogas passes to the customer at this time.  Management believes that this policy meets the criteria of Staff  Accounting Bulletin 101 in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and collectibility is reasonably assured.

Form 10-QSB for the quarter ended December 31, 2006

Financial Statements

Summary of Significant Accounting Policies

Basis of Presentation, page 6

5.

You disclosed that your unaudited consolidated financial statements have been prepared in accordance with instructions to Form 10-QSB of Regulation S-X. Please revise to state that you prepared in accordance with Regulation S-B.

We will change our wording to read as follows:

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and with instructions to Form 10-QSB of Regulation S-B ~~S-X~~.

Item 3 Controls and Procedures, page 15

6.

You stated that disclosure controls and procedures were effective in alerting you on a timely basis to material information required to be included in your reports filed or submitted under the Exchange Act. Please note that you have provided and incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to clarify, if true, that your disclosure controls and procedures were effective to “to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Please also revise your definition to clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures were effective or ineffective, whichever the case may be, without providing any part of the definition.

7.

Please revise your disclosure to clarify the period during which there were no significant changes in internal controls over financial reporting.

We will change our wording to read as follows:

ITEM 3. CONTROLS AND PROCEDURES

(a)

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-14(c) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. ~~in alerting them on a timely basis to material information relating to our Company (including its consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act.~~

(b)

There have been no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting during the last fiscal quarter that have ~~has~~ materially affected or could materially affect these internal controls over financial reporting.

As requested, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these comments, please direct them to Jacob D. Dustin, President, or Robert V. Searcy, Comptroller, at (208) 529-5337.

Sincerely,

Dennis D. Keiser

Chief Executive Officer and Acting Chief Financial Officer

Intrepid Technology and Resources, Inc.